UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as exhibits to this Report on Form 6-K are: (i) Polestar’s Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the Three and Nine Months Ended September 30, 2023 and 2022, which is attached as Exhibit 99.1; and (ii) Polestar’s Unaudited Condensed Consolidated Financial Statements as of September 30, 2023 and for the Three and Nine Months Ended September 30, 2023 and 2022, which are attached as Exhibit 99.2.

The information contained in Exhibit 99.1 and Exhibit 99.2 shall be deemed to be incorporated by reference into Polestar’s registration statement on Form S-8 (File No: 333-267146), registration statement on Form F-3 (File No. 333-266101) and registration statement on Form F-3 (File No. 333-274918) and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the Three and Nine Months Ended September 30, 2023 and 2022.

99.2	Unaudited Condensed Consolidated Financial Statements as of September 30, 2023 and for the Three and Nine Months Ended September 30, 2023 and 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: November 16, 2023	By:	/s/ Thomas Ingenlath
	Name:	Thomas Ingenlath
	Title:	Chief Executive Officer

	By:	/s/ Johan Malmqvist
	Name:	Johan Malmqvist
	Title:	Chief Financial Officer